Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

October 31, 2013

11 A.M. ET

Operator

Good day, ladies and gentlemen, and thank you for your patience. You have joined the ITC Holdings Corp. third quarter conference call and webcast.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time. Should you require any additional assistance during the call, please press star, then zero, on your touchtone telephone.  As a reminder, this conference may be recorded.

I would now like to turn the call over to your host, Ms. Gretchen Holloway. Ma’am, you may begin.

Gretchen Holloway - ITC Holdings Corp. - Director, Investor Relations

Good morning, everyone, and thank you for joining us for ITC’s 2013 third-quarter earnings conference call.  Joining me on today’s call is Joseph Welch, Chairman, President and CEO of ITC. And, Cameron Bready, our executive vice-president and CFO.

This morning, we issued a press release summarizing our results for the quarter and for the nine months ended September 30, 2013. We expect to file our Form 10-Q with the Securities & Exchange Commission today.

Before we begin, I would like to remind everyone of the cautionary language contained in the Safe Harbor Statement. Certain statements made during today’s call that are not historical facts, such as those regarding our future plans, objectives and expected performance, reflect forward-looking statements under Federal Securities Law.  While we believe these statements are reasonable, they are subject to various risks and uncertainties, and actual results may differ materially from our projections and expectations.  These risks and uncertainties are discussed in our reports filed with the SEC, such as our periodic reports on Form 10-Q and 10-K, and our other SEC filings.  You should consider these risk factors when evaluating our forward-looking statements. Our forward-looking statements represent our outlook only as of today, and we disclaim any obligation to update these statements, except as may be required by law.  A reconciliation of the non-GAAP financial measures discussed on today’s call is available on the investor relations page of our website.

In addition, ITC filed a registration statement on Form S-4, with the SEC, to register shares of ITC common stock to be issued to shareholders of Entergy Corporation in connection with the proposed transaction with Entergy Corporation previously announced on December 5th, 2011.  This registration statement was declared effective by the SEC on February 25th 2013. ITC expects to file a post-effective amendment to this registration statement.

Investors are urged to read the prospectus included in the ITC registration statement, and the post-effective amendment to the ITC registration statement, when available as well as any other relevant documents, because they contain important information about the proposed transaction.

The registration statement, prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC website at www.sec.gov, when they are available. These documents can also be obtained free of charge upon written request to ITC or Entergy.

I will now turn the call over to Joe Welch.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Thank you, Gretchen, and good morning everyone.

I will start today by noting that our prepared comments will be relatively brief this morning, given that we’ve provided a very comprehensive update on the business during our second-quarter earnings call, and there have been few significant updates since then.  Much of my time today will be focused on transaction-related updates.

As we approach the end of the year and reflect back on what has transpired thus far, it is certainly fair to characterize 2013 as a demanding year for our company.  We have continued to balance our key strategic objectives of executing on our stand-alone business initiatives, and ensuring that the core business remains well-positioned to deliver on our commitments going forward while we also are advancing our transaction with Entergy toward a successful closing.  Both of these objectives have presented many challenges for us to grapple with during the course of the year.  But I remain very pleased with how our organization has responded to these challenges and persevered, while remaining focused on advancing initiatives that serve to deliver value to our customers and our shareholders.

From a stand-alone business perspective, our performance thus far has positioned us well to meet our overall operational and financial objectives for the year. We have worked hard to catch up on our capital plans from a slower-than-anticipated pace during the first half of the year, largely due to weather-related issues, and have essentially managed to meet our year-to-date budget targets by the end of September.

In addition, I am pleased to announce that at the end of September, we placed the first phase of the Thumb Loop project into service, on time and on budget.  This project will strengthen the transmission grid in the Thumb Region of Michigan, and will serve as the backbone infrastructure to support the interconnection of new-generation resources in the area. The project will also serve to increase transmission system capacity and reliability, enable the delivery of lower-cost generation, and provide more efficient transmission of energy.  In addition to the system benefits realized by the project, we also estimate that the construction phase of this project alone will have an economic impact to Michigan of $336 million(1). Including but not limited to employment of local contractors, vendors and suppliers.  We believe that our execution of this project, along with the numerous benefits the project delivers, is very much a testament to our independent model.  The Thumb Loop project is one of a number of larger projects within our stand-alone long-term capital plan, and completion of the first phase serves as another important milestone in our execution of this plan.  Further, the solid progress of this significant project is a good demonstration of how we have been able to successfully execute our stand-alone objectives, and drive performance in our business, while also pursuing and advancing the Entergy transaction.

Turning to the regulatory front, I would note that there were very few noteworthy developments during the third quarter. In August, ITC did file a request for rehearing of FERC’s recent order on Interstate Power and Light’s complaint against ITC Midwest’s Attachment FF generator reimbursement policy.  As a reminder, in July, FERC issued its order on the matter, directing ITC Midwest to move from its Attachment FF generator reimbursement policy, to the standard MISO policy on a prospective basis. Our request for rehearing is consistent with our view that FERC erred in this decision, and our strong belief that Attachment FF is supported by the Commission’s own policies as a means to increase competition in the bulk-power markets, and help ensure reliability at just and reasonable rates, through open-access.  It is also the only policy that allows new generators to participate on a level playing field, with existing-generation resources, in particular, incumbent-utility-owned generating resources.  There is no stipulated period for the FERC to rule on our rehearing request.  As I noted on our second-quarter call, while we are pursuing our rehearing request of FERC, we are also evaluating potential alternatives to Attachment FF that could address the significant concerns we have with MISO’s standard generator-reimbursement policy.

As you are likely aware, since we last addressed the investment community in late July, we have been very busy with activities related to Entergy’s transaction. Starting with the Texas proceeding, at the Commission’s open meeting on August 9th, it became apparent that the revised rate-mitigation plan that we offered in each of the jurisdictions, which included the benefit test approach that we outlined in July, would not be considered by the Commission in rendering their decision with respect to the transaction.  Accordingly, we and Entergy elected to withdraw our application in order

(1)  Actual estimate is $366 million.

to preserve the opportunity to re-file a new application that would include our revised rate-mitigation plan in this jurisdiction, and allow the commission to consider it in assessing the merits of the transaction.  In the absence of the revised rate-mitigation plan, the Commission introduced a number of conditions on the transaction, several of which would have been unacceptable to ITC. In the weeks following this meeting, careful consideration was given to whether or not we should re-file the application in Texas, given the events that had transpired.  We ultimately decided to re-file the Texas application, including the revised rate-mitigation plan, and requested an expedited procedural schedule in doing so.  This revised rate-mitigation plan is essentially the same plan that we discussed in our second-quarter call, and has not changed materially since then.

This revised rate-mitigation plan balances the desire to keep customers’ rates for transmission services as low as possible, with the need to transform the Entergy transmission system by ensuring alignment of the realization of the benefits that the transaction offers to customers, and the rate impacts resulting from ITC’s higher weighted average cost of capital, as compared to that of Entergy.  The plan also assures that the reliability of the system will be a focus for improvement, which is absolutely necessary to maximize the benefits to customers of participation in the MISO wholesale market, going forward.  In addition, by marrying the revised rate-mitigation plan with the MISO transmission-planning process, various states siting requirements and other commitments we have made, state regulatory commissions in Entergy’s area can be assured that they will have more transparency into the transmission-planning process and more knowledge regarding the needs of the transmission system, and the investments that ITC will make to address such needs.  They will also have the benefit of knowing that customers will effectively be insulated from the rate-effects of ITC’s higher-weighted average cost of capital, until such time that the benefits of ITC’s ownership can be calculated and demonstrated.

It is our belief that the customers’ rate-protection provided by the revised rate-mitigation plan and the other commitments that we have made, more than adequately address the rate impact, and other jurisdictional oversight and regulatory concerns that had been raised by various constituents in all of the retail jurisdictions.  However, that being said, at this stage we have no assurances that the commitments we have offered will, in fact, satisfy the concerns of the Commissioners in each of the retail jurisdictions that must ultimately approve this transaction, before we can move forward.  As for the timeline for the retail regulatory proceedings, we are working diligently to secure all of the necessary retail jurisdictional regulatory approvals as soon as practical.  In Texas and Louisiana, we now have procedural schedules established that will hopefully allow for decisions by year-end, or shortly thereafter.  In Mississippi, we have effectively completed a hearing and briefing process, and that case should be prepared for a decision by the Commission by late this year.  Lastly, in both Arkansas and New Orleans, we are still waiting for procedural schedules to be reestablished.  Although our objective is to obtain the necessary regulatory approvals as close to the year-end as possible, it is unclear as to whether or not we will be successful in doing so, as we cannot ultimately control the procedural schedules.  We believe that it’s important for us to be able to secure these approvals as close to the year-end as possible, in order to have the confidence that we will be able to close this transaction as early in 2014 as possible.  As such, we will continue to assess our progress, as we get closer to the end of the year, as this will inform our decisions regarding advancing the transaction into 2014.

Our decision to move forward, in light of the events that transpired in Texas reflects our commitment to this transaction, and our belief that it brings significant benefits to the region that would not otherwise be realized.  It also reflects our view that the commitments we have offered in connection with the retail regulatory approval process are significant, and provide substantial customer-rate protections that ensure that these benefits will be realized.  That being said, our commitment to closing this transaction is predicated on us being able to do so on terms and conditions that are acceptable to the company, and are not inconsistent with our independent business model, and allow us to continue to create value for our customers and shareholders, going forward.

As I mentioned in my opening comments, it has been a very active year for the company. But we continue to meet the challenges presented to us, and are well-positioned to achieve our objectives for the year. Our stand-alone business remains well-situated to continue to deliver benefits to our customers, while also providing well-above-industry-average earnings and dividend-growth potential to our shareholders.  If successful, the Entergy transaction will build off of this platform, and expand our independent model, along with the benefits that it brings.  As we bring 2013 to an end, we are continuing to work diligently to ensure that our stand-alone business continues its solid performance, both operationally and financially. And to advance the transaction with the goal of bringing greater clarity to our future, going forward into 2014.

I will now turn the call over to Cameron for the financial update.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Thanks, Joe. And good morning, everyone.  For the third quarter of 2013, ITC reported net income of $59 million, or $1.12 per share as compared to $51.2 million, or $0.98 per share for the third quarter of 2012.  Reported net income for the nine months ended September 30, 2013 was $156.6 million, or $2.96 per share compared to $139.6 million or $2.68 per share for the same period last year.

Operating earnings for the third quarter were $66.5 million or $1.26 per share, compared to $56.1 million or $1.07 per share for the third quarter of 2012.  For the nine months ended September 30th 2013, operating earnings were $188.6 million, or $3.57 per share compared to $159.5 million, or $3.05 per share for the same period last year.

Our operating earnings are a non-GAAP measure, which currently exclude the following items.  First, after-tax expenses associated with the Entergy transaction of approximately $7.5 million, or $0.14 per share and $5.0 million, or $0.09 per share for the third quarter of 2013 and 2012, respectively.  These expenses total $31.9 million, or $0.61 per share, and $11.6 million or $0.21 per share for the nine months ended September 30, 2013 and 2012, respectively.  Operating earnings also excluded after-tax expenses related to an estimated refund-liability of approximately $0.1 million for the third quarter of 2013, associated with certain acquisition accounting adjustments for ITC Midwest and ITCTransmission and METC, resulting from the FERC audit order on ITC Midwest, issued in May 2012.  Amounts recorded associated with this matter totaled $0.2 million for the nine months ended September 30, 2013, and $8.3 million or $0.16 per share for the same period last year.

Operating earnings are reported on a basis consistent with how we provided our earnings guidance for the year, and excluded the aforementioned items that were not reflected in our earnings guidance, and do not impact the future earnings potential for the business.

The year-over-year increase in operating earnings for the year-to-date period of approximately 18% was largely attributable to higher income associated with increased rate-base and AFUDC at all of our operating companies.

These increases are the direct results of the continued successful execution of our capital investments in needed infrastructure for the benefit of our customers.  Capital investments for the nine months ended September 30, 2013 totaled $648.9 million across our four operating companies. This amount includes $170.7 million at ITCTransmission; $127.8 million at METC; $245.8 million at ITC Midwest, and $104.6 million at ITC Great Plains.  These capital investments benefit our customers by improving the reliability of our transmission systems, and the economic efficiency of the grid, by facilitating well-functioning competitive markets, relieving congestion, and allowing customers to benefit from the lowest-cost-generating resources.  As Joe mentioned, we have now largely caught up on our capital-investment plan for the year, and are essentially on-budget from a total capital-investment perspective, as of the end of the third quarter. We are proud of the efforts of our teams to recover from the challenges we faced during the first several months of the year particularly in light of the fact that we are undertaking our largest-ever annual capital-investment plan.

As a result of our performance for the first nine months of the year, we are today updating our aggregate 2013 stand-alone capital-investment guidance, to a range of $810 million to $860 million, from the prior range of $760 million to $860 million.  The updated-guidance range included this capital forecast at our regulated operating subsidiaries of $215 million to $230 million for ITCTransmission; $170 million to $180 million for METC; $285 million to $300 million for ITC Midwest, and $140 million to $150 million for ITC Great Plains. In addition, we are also updating our annual operating-earnings guidance for 2013, to a range of $4.84 to $4.92 per share from the prior range of $4.80 to $5.00 per share.  Our tightened-earnings guidance range reflects the good progress we have made in executing our plans this year, but also recognizes the fact that the pace of capital investments during the first part of the year was slightly slower than our forecast.

The third quarter proved to be a very busy period for us, with respect to managing the capitalization requirements of our business. As mentioned in our last call, early in the third quarter, ITC Holdings successfully closed its first SEC-registered bond offering, by issuing $550 million of senior, unsecured notes.  The offering was comprised of a $250 million 10-year tranche priced at 4.05%, and a $300 million 30-year tranche priced at 5.3%. Later in July, we established a $185 million 366-day term loan at ITCTransmission, at LIBOR-plus-100 basis points, to repay ITCTransmission’s 4.45% first-mortgage bonds that mature July 15, 2013.  We elected to enter into this term-loan facility as we felt that we would have better opportunity to access the capital markets with ITC Transmission at a later time, in order to meet our longer-term financing needs.

Roughly a month later, ITCTransmission did in fact access the capital markets, and successfully issued $285 million of 30-year first-mortgage bonds on August 14th. The bonds have a coupon of 4.625%, and the net proceeds from the offering were used to repay the $185 million term loan entered into in July, and the $100 million intercompany advance agreement with ITC Holdings.  With the activities we’ve completed during the third quarter, we are poised to meet all of our capitalization requirements for the year.

As for our current liquidity position, as of September 30, 2013, we had $50.7 million of cash-on-hand, and $510.9 million of net, undrawn revolver capacity. Bringing our total-liquidity position to $561.6 million.  Our total capacity available under our revolving credit facilities is currently at $725 million.  In addition, the business continues to produce strong and predictable operating cash flows. For the nine months ended September 30, 2013, we reported operating cash flows of approximately $292.2 million, compared to operating cash flows of approximately $258.4 million, for the same period last year.  This increase of approximately $34 million was largely attributable to an increase in operating revenues and lower cash taxes, partially offset by additional interest payments.

While we are on the topic of overall capitalization, I would be remiss if I failed to highlight our recent annual dividend increase. As you are likely aware, in August, we increased our quarterly dividend rate approximately 13%, from $0.3775 per share, to $0.425 per share. This represented the eighth consecutive year since we became a public company that we have increased our dividend. This amount represented our largest-ever annual dividend increase.  As we have previously discussed, we believe that we have the opportunity to continue to deliver attractive and sustainable annual dividend growth, while also preserving sufficient capital in the business, to efficiently address our future capital-investment requirements.  More specifically, we have indicated that we anticipate annual increases in our dividend in the range of approximately 10% to 15% in the near-term, with the goal of targeting a payout ratio in the mid- to high-30% range, as we continue to grow our earnings base.  Our recent dividend increase obviously aligns with this stated policy, and underscores our commitment to meeting the expectations that we have set with our shareholders.

Turning now to our longer-term capital plans.  Our key capital projects remain very much on-track. And I will provide a brief update on each.  As Joe mentioned, the first phase of the Thumb Loop project was placed into service at the end of September, on-time and on-budget. Work is proceeding on-schedule for the remaining segments, and the entire project is expected to be completed and placed in-service in 2015.

For the Kansas V-Plan, construction of the transmission line continues. We are in the process of rewarding the last-remaining substation construction contracts.  We are currently expecting to come in on or slightly-below our budget for this project, and are still anticipating the full project being placed in-service by the end of 2014.

Likewise, ITC Midwest is also making good progress in advancing our portions of the four MVP projects in Iowa, Minnesota and Wisconsin.  On the segment of the MPV project number 3 that ITC Midwest will build in Minnesota, the Minnesota Public Utilities Commission has deemed ITC Midwest application for Certificate of Need and Route Permit complete.  The procedural schedule for the siting process has now been established, and should permit a decision on the project in the third quarter of 2014.  For the segment of this project that ITC Midwest will build, from the Minnesota/Iowa border to a proposed Mid-American Energy substation in Iowa, ITC Midwest is in the process of actively negotiating with landowners to secure necessary land and land rights on a voluntary basis.  We anticipate filing our franchise application with the Iowa Utilities Board for this approximately 31-mile-long segment in the fourth quarter.  Overall, MVP project number 3 is scheduled to be placed in-service in 2017, with some segments being placed in-service as early as 2016.

For ITC’s portion of MVP project number 4, the project consists of four individual segments which will be placed into service between 2015 and 2018. ITC Midwest is in the process of hosting public-information meetings and acquiring easements, and has filed its franchise application with the Iowa Utilities Board for certain segments of the project.

For MVP projects numbers 5 and 7, our efforts are focused on finalizing ownership structure, working in parallel to advance routing and sitting application for the project, in order to remain on-schedule to meet the projects’ in-service dates which range between 2018 and 2020.

Overall, we are pleased with our 2013 performance thus far, and remain focused on concluding another very successful year for ITC. Likewise, as Joe noted, we are committed to continuing to pursue a successful conclusion to the Entergy transaction on terms and conditions that do not undermine our current business model and stand-alone objectives, and allow us the opportunity to realize the value of the transactions we envisioned when we chose to pursue it.

We believe that it is important to gain clarity regarding this transaction as soon as possible, so that we can continue to effectively prepare ourselves for the future. And we are working toward that goal.  Regardless of the outcome, we remain enthusiastic about the prospects for our business, going forward and focused on executing against our strategic initiatives in the same disciplined fashion we have historically. By doing so, we expect to continue to deliver value to our customers and for our shareholders to benefit from far-superior earnings and dividend-growth levels relative to the utility industry, for many years to come.

At this time, I’d like to open the call to answer questions from the investment community.

Operator

Thank you, sir.

Ladies and gentlemen, at this time, to ask a question please press *1 on your touchtone telephone. If your question has been answered, or you wish to remove yourself from the question queue, please press the # key.

Again, to ask a question, press *1 on your touchtone telephone.

Management asks that you limit yourself to two questions, please.

Our first question comes from Julien Dumoulin-Smith of UBS. Your line is open.

Julien Dumoulin-Smith - UBS

Thank you, sir. Good morning.  I’ll use my two questions this way. First, on Attachment FF, can you talk a little bit more about the MISO standard process and where we stand? Just really granularly. What are the kind of key points here we’d want to look for through the course of the year?

Then secondly, on the demand side, I know we rarely talk about that on the transmission side — probably for good reason. But could you just kind of address?

Obviously we’re seeing slow-down in demand broadly speaking for electric growth. It seems that if transmission hasn’t been impacted, can you talk to that a little bit?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Sure. I’ll maybe touch on the first question, first.

As it relates to FF, as Joe noted in his prepared comments, we have filed for rehearing on the order that was issued by FERC. We do believe that FERC did err in this decision, and we continue to believe that our Attachment FF policy is the appropriate policy that allows for competitive wholesale markets. That allows for all generating resources to compete on a level playing field with other incumbents in existing generating resources.  So we are facilitating that path, to try to address our concerns with the order that was issued.  In parallel, as Joe mentioned, we are working toward seeing if we can devise an alternative solution that would address the concerns that we have with MISO’s standard policy for generator interconnects.

Just by way of background, for those of you that may not be entirely familiar with that, MISO’s standard policy effectively puts the vast majority of the cost-burden for network upgrades on the interconnecting generator. Roughly 10% of 345 kV network upgrades can be paid for by the zone in which the generator is interconnecting. But the vast majority of the costs do fall to the generator interconnecting itself.

We think that, again, is not a good generation-interconnection policy, itself. And that it puts too much burden on the generator and also creates barriers to entry on an unlevel playing field, with respect to new generators versus incumbent generators.

I can’t say definitively today that we’re going to have a different proposal to push forward, but we are continuing to investigate and explore alternatives that might otherwise address our concerns with the MISO standard policy, in the event that we aren’t successful in our rehearing efforts.

Did that hopefully get to your question?

Julien Dumoulin-Smith - UBS

Yes. Absolutely.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Okay.  As for the second, I think Joe will jump in. And I’ll add any — maybe — some comments on the end.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Yes. I think that there’s, again — when you look at there’s a decrease perceived that we’re going to have a decline in electrical load growth.  So in some areas, and I’ll start with Michigan, I think we definitely saw that this year. But the vast majority of our work that we’re completing in Michigan is tailored to continuing to finish rebuilding some of the grid, here. Which, by-and-large, we’ve done mostly — and have completed.  And of course we still have a large portion of the Thumb Loop to get done. Of course, that is all driven by the fact that there was a renewable resource requirement that was made in the state, and the state has moved forward with that.

Now looking at it on the broader scale, it’s not true that electrical demand is dying everywhere in the United States. Especially in those areas where you’re going to see a change of resources.  What I’m specifically talking about is the exploration and the development of the oil and natural gas equipment that’s being built into areas where actually the growth of that exceeds the growth or exceeds maybe the load of the whole state.  So you see that happening, and of course that’s in areas where there’s little or no transmission at all in existence. So we’re seeing a shift in where that growth is happening.

In addition to that, you still have the constant pressure being put on out there for changing the generation-resources. That still leaves a lot of things in the air, as to how that’s going to shake out.  We see a lot of pressure right now being put on coal. It’s not clear to me how that shakes out, yet. But I will tell you this — you just can’t remove the large portions of generation in one spot of your system and start to build something else, without having to have the transmission grid respond to it.

So we’ve stayed on top of this. I think we still see good growth way out into the future on transmission, and will continue to see it; albeit not being driven by what people would perceive the traditional load growth. But we see a change in how load is growing.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Yes. Julien, I would just add one comment, which is when we — I think it was on our year-end earnings call last year or earlier this year, I should say. When we did provide our perspectives on the macro drivers for transmission investment in the US.  And frankly, but for the situations that Joe described, load growth is not really one of those macro drivers.

The requirements we’re seeing for transmission investments are really driven by a lot of other factors. The changing-generation fleet. The desire to create more diversity and generate some resources by adding new resources in various locations.  It’s allowing for the competitive markets to function more efficiently, reducing congestion and allowing for the lowest-cost-generating resources to be deliverable.

And also, just the underlying reliability of the gird, and improving that for the benefit of customers. Those are largely the drivers that we see supporting transmission investment in the US, as we look forward.

Load growth — although we would all love to have more of it — I think we all recognize in the economic environment we’re in — anticipating significant load growth to drive significant investment requirements is probably not something that’s likely here in the near-term.

Julien Dumoulin-Smith - UBS

Excellent. I appreciate the thorough response.

Operator

Thank you.  Our next question comes from Greg Gordon of ISI Group. Your line is open.

Greg Gordon - ISI Group

Hello?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Hi, Greg.

Greg Gordon - ISI Group

Hello; can you hear me?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Yes. We can hear you now. Can you hear us?

Greg Gordon - ISI Group

Sorry about that.  My first question is just a little bit more color around your commentary on the application for the Entergy acquisition.  As we get to the end of the year, my understanding is that either party could choose to terminate the merger agreement, but they could also choose to continue on with the merger agreement.  So when we get to year-end, if we don’t have a decision yet from Texas or any of the other jurisdictions, and it looks like those final decisions are imminent — ie — they could come in January or February —

Are you intimating that you would wait to see the final decisions before you would make a call on the deal? Or is there some other factor or factors that you would also weigh if you don’t have the decisions, but the decisions look imminent?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

This is Joe Welch. I think that I really covered this in my prepared comments. We’re remaining committed to bringing this to a conclusion. There are other factors that we will consider along the way, and actually considered them before we actually re-filed in Texas.

We had to take a look to see whether we could meaningfully get done what was expected in Texas. We hadn’t filed the mitigation plan there, so we went ahead and filed that plan, and of course asked for expedited treatment, which they gave us.  So we’re going to move forward with that.

But along the way, if we get to the point where we find out that our business plan in any way, shape or form — or our business model — is going to be effected in a negative way, then I think we have to step back and say whether we would pursue this.  Our goal is to get this to a place where we’re comfortable. Where we know where the outcome’s going to be.

If we cannot get to an outcome that we’re comfortable with, I think we would withdraw. But having said that, we are committed to moving forward with this transaction, ‘til we get to that point. We just haven’t got there.

Greg Gordon - ISI Group

Great. Thanks. One follow-up.

Cameron, can you reiterate for us what you said publicly about what the stand-alone prospects are? Presuming for some reason the Entergy deal doesn’t close.  What your stand-alone prospects are for continued investment in growth, post-2016. So whatever public comments you’ve made, and whatever additional color you’re willing to make, to give us now, with regard to how the growth rate might trend post-2016, given the investment opportunities that you’re working on. Changes in the regulatory climate.

Also, the impact of the reality that a lot of the other utility entities in the region now seem to want to get into your business and compete directly with you for projects.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Sure. I think my most-recent comments again date back to our year-end earnings call back in February. Where I think we’ve touched on this through the course of the year, as well.  We obviously remain committed to our publicly-presented plan, which takes us through 2016. Beyond that, we have suggested that we see for our business superior growth levels from an earnings perspective, relative to the utility industry, for the next decade.

Naturally, we have also indicated that eventually just the law of large numbers will catch up with us, and the growth in the business will slow at some point. But given the macro outlook we have for transmission investments in the US, what we perceive to be a continued relatively constructive framework from a regulatory perspective, to execute against that.  And our confidence and our ability to compete with anyone who’s interested in participating in this business.

We believe the growth prospects for the business remain very attractive. And we still believe that we can continue to drive double-digit growth in this business, through this decade. And superior growth, relative to what you’ll find in the industry for at least a decade.

So our outlook, I think, remains very positive — with or without the Entergy transaction. Naturally, we think the Entergy transaction just builds on this overall attractive growth platform in the future. But certainly, we are very enthusiastic about our stand-alone plans to the extent that we’re unsuccessful in bringing the Entergy transaction to conclusion on terms and conditions that we’re comfortable with, as Joe noted.

Maybe you didn’t really ask this, but I’ll touch on it nonetheless.

On the competitive landscape, we’ve been saying for some time that we obviously see the industry becoming more competitive. But nonetheless, we come to work every day assuming anybody could compete for transmission investments. We are always working to ensure that we’re positioning this organization to be successful in any competitive environment, and believe that our attributes — including our independence — our sole focus on transmission, the fact that we are one of the largest builders of transmission infrastructure in the US and have great economies of scale to build on, and relationships to build on.  And the fact that that’s all this management team does, day in and day out, continues to position us very well for an increasingly competitive environment.

But we’re quite confident in our ability to be successful in that landscape, going forward.

Greg Gordon - ISI Group

Thank you, gentlemen.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Thanks, Greg.

Operator

Thank you.  Our next question comes from Kevin Cole of Credit Suisse.  Your line is open.

Kevin Cole - Credit Suisse

I guess to talk about the deal more.  I guess when you pulled Texas and you had some time between ex-parte and re-filing. I guess what process or what made you comfortable with re-filing and the path to get the deal done?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Well, I think it’s safe to say that we had to sit down and assess where we felt that we had deficiencies in our record.

The thing that I think is very hard for people from the outside to understand is how complicated it is to do a multi-state transaction.  It would be really good if you could get all the states in one room at one time, get all the issues on the table and one time, and sit down and have a discussion with them all at one time, and then make one simultaneous filing.  But that isn’t the way it happens.

And so as you’re going through the state jurisdictions, and I’ll use Texas as an example — they absolutely have a statutory requirement that they have to process their filings within 180 days and issue an order.  During that process, of course, we were in discussions with other states, and there were negotiations going on. And the record in Texas was not complete.  We realized that once they put the order out there or the discussion took place where we withdrew our filing, that we did not have a complete record that allowed them to give us hopefully a very positive order.

So we decided to pull it, reassessed all of the things that we had done in all of the other states, and the commitments that were made, and tried to bring it together and basically get the mitigation plan entered into the record.  Why the mitigation plan is really, in my mind, the best deal that could ever be put together for customers. Because it essentially it holds them harmless in perpetuity, until we could demonstrate benefits that exceed costs.

So if you look at that in and of itself, that cost-benefit test actually assures those jurisdictions that you’re never going to do something foolish, like the insertion of gold-plating, or over-building. Because it does allow us to get out of the mitigation plan.  So we got that into the record. Got the whole testimony supporting it and why it gave them what they essentially wanted. Hopefully, we can move forward.  That was the process we used.

But the underpinnings of that, as to why it happened the way it was, was the fact that you just cannot get all these jurisdictions practically at one place at one time. Because they’re sequentially happening and things go on. People lever off of what they see going on in another jurisdiction.

So we view that the mitigation plan now present in all the jurisdictions answers all the questions as best we can answer them. And hopefully everybody’s working for the same script, now. That was the process.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

And Kevin, I’ll maybe add a little finer point to one aspect of that.

When you look at the conditions that were proposed in Texas at that open meeting on August 9th, recognizing that our rate-mitigation plan was not on the record, we had to step back and ask ourselves were those conditions that we could not accept or did not find acceptable.

As we thought about the rate-mitigation plan, we had to assess whether or not the underlying concern that gave rise to the condition included in the list that we might have found unacceptable, does the rate mitigation get to the heart of what their concern is?  I think our assessment is that we believe the rate-mitigation plan we offer does adequately address the concern that gave rise to the condition.

It may not do it exactly the way the condition describes, but we think the spirit of the rate-mitigation plan does address the underlying concern. And that’s fundamentally where we needed to get ourselves comfortable in order to make the decision to move forward. And as Joe described, we did.

And we think the rate-mitigation plan that we have put forward should address the underlying concern. Whether it will or not, I think we all recognize that remains to be seen.

Kevin Cole - Credit Suisse

I guess we’re able to use the time between when ex-parte were off and you re-filed to have the front conversation with the commission?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

The fact is is that the only conversation we had was just to understand exactly what their main issues were. We did a multitude of fact-gathering during that time-frame. Not just talking to people at the Texas Commission, but talking to everybody that’s affected out there, including customer groups.

It was important to us to make sure that we thought, as Cameron said, that our rate-mitigation plan at least met — in spirit — what their concerns were. So that was basically what we did.

Kevin Cole - Credit Suisse

Okay. Great. And I guess one more question.  I think last October, you announced like a big SPP blueprint-like project? Can you give an update on where that sits, and kind of the path for spinoff projects?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Sure. I mean we have submitted that to SPP’s planning process, as part of their ITP10. That project was analyzed in connection with one of the scenarios. Maybe one or two of the scenarios, for which they are planning. So it remains in that SPP planning process currently, and we’re continuing to work with SPP to assess the project as they continue to advance projects that are designed to meet specific planning criteria that they have established.

The project is, as I think we stated at the time, really designed to create a reliable AC network export path for resources on the western side of SPP, to be able to move East. And to do so in a way that also benefits the SPP region, by having a more reliable AC infrastructure in place.  As SPP continues to assess their futures, that include the desire to export more capacity from the West to the East, we continue to believe that this project meets the criteria that they have set forth.

They haven’t obviously advanced that particular planning criteria as one that would allow for projects to move forward, but we continue to work with the inevitable goal of trying to do just that.

Kevin Cole - Credit Suisse

Thank you.  Oh, yes. Well you guys be issuing guidance at EEI?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

I can’t comment specifically today as to when we might issue guidance. We have a process that we need to go through here that includes obviously vetting our 2014 budget with our board.  So after that, we would be in a position to share our outlook for 2014. It will likely be before the end of the year, but I can’t — I’m not going to put a specific date on it.

Kevin Cole - Credit Suisse

Great. Thank you, guys.

Operator

Thank you.  Our next question comes from Charles Fishman of Morningstar. Your line is open.

Charles Fishman - Morningstar

A follow-up on the Texas, just to make sure I understand it.  The re-filing you’ve made essentially addresses or you believe addresses the laundry list of items in the Texas open meeting in August; just maybe not in the exact way that the Texas Commission suggested. Is that a correct assessment?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

That is a correct assessment.  Again now, just to state it again. We looked at the list of items that they wanted us to do, some of which for instance, we just cannot do. Okay?  And we had to make sure that what we had put forth —

Because the issues that were brought up in the Texas order were candidly things that had been discussed with other state jurisdictions through the negotiation process. And that was the genesis by which we put the mitigation plan together.  We wanted to make sure that we had assessed that properly and that we addressed it.

The way somebody termed it, and I want to make sure that we get this right — they asked for it in one way, and we thought we gave them the answers to their questions. But we didn’t give it to them in the way that they’d asked for it. But we wanted to make sure that we addressed their concerns.  We think the mitigation plan does that very well.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

And Charles, it’s Cameron again.  I think our perspective is, in any situation where a commission outlines a condition, there is some underlying concern that gives rise to the need — in their mind — to have a condition.

I think clearly, as Joe highlighted, there were certain conditions that on the face, we couldn’t just simply accept. So what we tried to do was look at the underlying concern that gave rise to the need for that condition, and make a determination as to whether or not the rate-mitigation plan that we had already put forth would satisfactorily address that concern. Albeit in a different way than what was described in the condition.  And that’s ultimately where we ended up.

We filed, in a number of cases, the condition that they put forth was perfectly acceptable to us. In other cases, they were not, and we have tried to draw the linkage between the concern that we understood giving rise to the condition, and how the rate-mitigation plan itself addresses that underlying concern.  So you’re right. It’s not in all cases exactly the way that they had described it in the condition. But we feel that what we have offered adequately addresses the underlying concern that was raised.

Charles Fishman - Morningstar

Okay. Very helpful. And then I noticed the expenses associated with the Entergy transaction were dramatically lower in the third quarter versus second quarter. Is that a trend that’ll likely continue? I mean we’re on the downhill side of this thing, aren’t we?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

We are on the downhill side, certainly from an expense perspective.  There obviously would be — if we get to closing — some closing-contingent expenses that are fairly significant.  If you look at the course of this year, I think it’s $31.9 million for the year. This is a year where we’ve done most of the hearings. That’s a very obviously litigious process that involves a significant amount of expense.  So a lot of that is behind us now, and we are — I think to your point — on the downward side of the hill, with respect to transaction-related expenses. Unless we get to close, in which case there are some closing-contingent expenses that would materialize.

Charles Fishman - Morningstar

Okay. Thank you. Good luck.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Thank you.

Operator

Thank you. Our next question comes from Jonathan Arnold of Deutsche Bank. Your line is open.

Jonathan Arnold - Deutsche Bank

Good morning.  Cameron, could I just pick up on your growth comments? In response to Greg’s question, you talked about being a higher growth rate than the average utility over 10 years. And then you mentioned double-digits.  But a bit more specifically, your current plan is 15 to 17, off of an 11 base. But you’ve been running, I think, at 20 or so over the first two years.  Do you perceive yourselves to be sort of in the trajectory of about 15 to 17, current 5-year plan? Or have you been running at kind of above where it would be ultimately? Or is that just kind of the natural phase as the number grows?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Yes. I think the 15% to 17%, as we’ve talked about, is the compound annual growth rate over that 5-year period. So to the extent that a little bit more of it has come on the front years, I think we’re comfortable with the overall growth trajectory through the 2016 time-frame.  I think as I said earlier, we see through the end of this decade —

We talked about certainly double-digit growth and growth that is far-superior to that than what we see in the utility industry on-average. But that’s as specific as I can be at this stage, given the commentary that we’ve had.

Jonathan Arnold - Deutsche Bank

So would you be — presumably — if you went back to a stand-alone outlook, it would be sort of a 2013-base through 2018? Would you consider that would be comfortably double-digits, given how strong 2013 is in this original base? Or are we going too far?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

No. I think a fair interpretation of my comments would be what you described.

Jonathan Arnold - Deutsche Bank

And comfortably. Okay.  Then I guess I have one other thing.  Last quarter, you had a slide where you showed highly-probable components of the CapEx plan, and then $3.4 billion, I think it was. And then $800 million of additional, which you associated with for the 3% to 4% of the CAGR.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Sure.

Jonathan Arnold - Deutsche Bank

How much of that $800 is sort of moving into “highly probable,” or where you’ve sort of updated that slide? And then what’s the — How should we think about that, timing-wise?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Yes. It’s a good question. We didn’t update the slide or didn’t present a new slide in this particular earnings call.  I don’t have a specific number to give you in terms of how much of the $800 has shifted from the not-highly-probable to the highly-probable.  What I can tell you at this stage is that we remain confident in our over-arching $4.2 billion plan through 2016. Obviously, working off of 2011 as the base, and 2012 is the first year of capital investment.

So we’re still obviously standing behind that plan. I don’t have a specific update to tell you, in terms of how much of the $800 has shifted into the highly-probable category at this stage.

Jonathan Arnold - Deutsche Bank

Should we anticipate that there really won’t be much more granular update on any of this until you get to that point early next year where you decide whether the deal’s got momentum or not?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Yes. I think that’s fair. And we’ve said all the way along the line, we are focused on executing against this important strategic transaction. And if we’re successful in that, the outlook for the business will look very different than it does, today.  Not in terms of overall trajectory, but certainly the components of growth and the magnitude of capital investment and how the business will look.  So once we have clarity, and this is why we I think stress the importance to have clarity soon, so that we can obviously be in a position to provide an outlook for the business going forward — whether it’s our current stand-alone business or one that reflects the combination of this business and Entergy.

Jonathan Arnold - Deutsche Bank

Thank you.  And this might be more for Joe.  Joe, just strategically with the transmission business in general, it seems there are a lot of shifts in the focus of the industry toward more distributed, renewable type solutions in the longer-term. I’d be curious if you’d comment on if you do concur with that. And how does that change where ITC perceives it’s going to roll in building out that growth?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Well, first of all, I could spend probably a whole day discussing the merits and lack of merits of distributed generation. I think that what everyone understands is that when you have distributed generation, and the more distributed it becomes actually, you start to rely on the reliability profile of the discrete unit. Which is inherently not as reliable as the grid, itself.  So the more distributed it becomes, the more you absolutely need to get a grid that’s going to support it when it’s not there in the off-hours or for backup purposes.  It does present a new set of challenges, for planning, again. The thing that I talked about is that it’s a lot easier to plan when you have a policy that you’re planning against.

What we seem to have is honestly a soup du jour out there of how we’re going to go about it. But you superimpose on that the distributed generation or the distributed resources, and the natural gas that now exists in the United States and the cost of that natural gas, and that puts a new cost-parameter around those distributed resources that they didn’t have before.  I believe that the last study that I said is still the economies are going to shift toward central-station plants. I believe that to be the case, as long as the diversity of load exists in our forecasts. I don’t see that ever going away.

Jonathan Arnold - Deutsche Bank

So you question the validity of a shift toward a distributed model? But if it did happen, what would that mean to your business?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Well, first of all, I don’t think the shift will happen. We might study it, but I just don’t think the economies are there. They weren’t there in the 1900s, and they’re not going to be there in the 2000s. I’ll have that debate with anybody, and I think I can demonstrate that.  Assuming that even though I say it’s not going to happen, or that it’s going to be on a small scale, it will put different demands on the transmission grid as it exists today.

Again, I see the long-term need for more transmission, especially in those areas of the country that doesn’t have robust transmission, to exist.  We are going to have exactly what I said in my prior answer. There’s been a shift to where the load is materializing, and the drivers for that load. And there’s still a need to move power across multiple distances.

As you continue to go more distributed, we’re going to start to see resources for backup change their complexion, and we’re going to have to have a grid again to deliver that.

Jonathan Arnold - Deutsche Bank

Thank you very much.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Thank you.

Operator

Thank you.  Our next question comes from Rajeev Lalwani of Morgan Stanley. Your line is open.

Rajeev Lalwani - Morgan Stanley

First, given that you’re going to have some clarity around whether or not you’re moving forward with the Entergy transaction around the end of the year, when do you expect to provide some sort of multi-year guidance?  And then the second, as it relates to the Entergy transaction, are you expecting a litigated outcome across the board at the various states? Or do you think you might be able to settle at a jurisdiction or two?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Rajeev, it’s Cameron. On the first question, I can’t give you a specific date right now, just because we haven’t drawn lines in the sand around when we will have clarity with the Entergy transaction.  I think it’s fair to say once we have clarity regarding what the business will look like in the future — whether it’s sustainable in business or sustainable in business merged with Entergy, we’ll endeavor to get something shared sooner rather than later. But I can’t put a specific date on it, sitting here today.

To your second question, I think we always remain open and willing to pursue settlements in any jurisdiction. Candidly, we’ve been at this for quite a long time, and we haven’t gotten there yet. So I wouldn’t want to suggest that we view that as imminent.  Nonetheless, I think we’re always open-minded. We’re always willing to discuss trying to come to an agreed-upon solution with other participants in the transaction that would allow for us to avoid a protracted procedural process. And one that we think the commissions could support.

That’s always something we are more than willing to do, and desire to do. I wouldn’t want to suggest the likelihood of that as terribly high, just given the amount of time we’ve been at this already, and the fact we haven’t been able to get there to date.

Rajeev Lalwani - Morgan Stanley

Got it. Thank you.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Thanks.

Operator

Thank you. Our next question comes from Mike Bates of Wunderlich Securities. Your line is open.

Mike Bates - Wunderlich Securities

Morning. Just wanted to come back to some of Joe’s comments earlier in the call.  Joe, you mentioned that there are going to be opportunities to build out transmission in some of the energy-rich areas that really don’t have a strongly interconnected grid, yet.  To what extent do those types of opportunities fall within the current capital plan versus being toward the end of the decade or even afterward?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Mike, it’s Cameron.  I think by-and-large, those are going to be the types of projects that are in our development portfolio. Few of them, I would say, are going to be in the current kind of 5-year plan that we have presented that takes us out through 2016. Because a lot of the need for that has been developing over the last couple of years — and certainly meeting that need and fulfilling that need will take a little bit of time.

But certainly it’s the type of capital that we would envision in our development pipeline, and those are indicative of one sort of area of projects in that pipeline that we are continuing to try to advance.  Some of that is in the SPP region, working with our partners down there. There could also be aspects of that that touch on our current operating areas, as well.

Mike Bates - Wunderlich Securities

Great. Thank you very much.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Thanks, Mike.

Operator

Thank you. That does conclude the q-and-a portion of our call.

At this time, we’d like to turn the call over to Gretchen Holloway for any closing remarks.

Gretchen Holloway - ITC Holdings Corp. - Director, Investor Relations

Thank you.  Anyone wishing to hear the conference call replay available through Friday November 8th should dial, toll-free, 855.859.2056 or 404.537.3406.  The passcode is 82749220.  The webcast of this event will also be archived on the ITC website at ITC-Holdings.com. Thanks, everyone and Happy Halloween.

Operator

Ladies and gentlemen, that does conclude your program. Thank you for your participation. You may disconnect your lines at this time.